AEP
AMERICAN®
ELECTRIC
POWER Co INC











# BUILDING ON OUR SUCCESS

## AMERICAN ELECTRIC POWER

*2006 Annual Report to Shareholders*

*On the cover, clockwise from upper left: Construction of Wyoming–Jacksons Ferry 765-kilovolt transmission line in West Virginia; environmental retrofit work at Cardinal Plant, Brilliant, Ohio; aerial view of Cardinal Plant*

**2006 Summary**

| | 2006 | 2005 | Variance |
|---|---|---|---|
| **Net Income** (in millions) | | | |
| **as reported** | $1,002 | $814 | $ 188 |
| **ongoing** | $1,093 | $1,063 | $ 30 |
| **Basic Earnings Per Share** | | | |
| **as reported** | $2.54 | $2.09 | $0.45 |
| **ongoing** | $2.77 | $2.73 | $ 0.04 |
| **Revenues** (in billions) | $12.6 | $12.1 | $ 0.5 |
| **Cash Dividends Per Share** | $1.50 | $1.42 | $ 0.08 |
| **Year-End Closing Stock Price** | $42.58 | $37.09 | $5.49 |
| **Book Value Per Share at Year-End** | $23.73 | $23.08 | $0.65 |
| **Total Assets** (in billions) | $38.0 | $36.2 | $1.8 |
| **U.S. Customers** (at year-end) (in thousands) | 5,158 | 5,095 | 63 |
| **Total Employment** (at year-end) | 20,442 | 19,630 | 812 |

**2006 reported earnings of $2.54 per share adjusted for net losses from dispositions of $0.23 per share produces ongoing earnings of $2.77 per share.**

**2005 reported earnings of $2.09 per share adjusted for net gains from dispositions of $(0.24) per share, adjustments to TCC's stranded costs of $0.72 per share, the negative cumulative effect of accounting change of $0.04 per share and the negative effect of miscellaneous adjustments of $0.12 per share produces ongoing earnings of $2.73 per share.**


Major AEP Facilities
Service Territory
Power Plants
River Operations
Coal Terminal
Railcar Maintenance

## BUILDING ON OUR SUCCESS

**A company's success can be measured in many ways. Earnings growth, increased returns to shareholders and improvements in other financial metrics are among the key components of a sound business strategy. Other markers of success are the strengthened relationships with stakeholders, including customers, regulators, communities and employees. The people of AEP "give their all" every day, working safely, ethically and with respect for one another.**

**By most accounts, American Electric Power's 2006 centennial year was successful. We will build on our achievements during 2007 as we move forward with plans that will make our company even more robust in the years ahead, benefiting our customers, shareholders and other stakeholders.**

**DEAR SHAREHOLDERS:** | **BUILDING ON OUR SUCCESS**

**American Electric Power enters its second century of operation on firm footing. Our earnings rose in 2006, as did your dividend, and we increased our earnings projections for the next few years. We continue to reap benefits from making our strong regional utility units the focus of our business strategy. And our employees once again dedicated themselves to safely providing reliable, cost-effective customer service.**



**Michael G. Morris**
*Chairman, President and Chief Executive Officer*

We intend to deliver value to you, our shareholders, and to strengthen the communities in which we operate, by investing in our established utility businesses and achieving sufficient returns on all of our assets.

Our priorities are to upgrade our energy delivery network and invest in transmission projects that will strengthen the grid within and adjoining our footprint; to build or purchase additional generation resources to meet customer demand; and to continue to improve environmental performance at our existing facilities.

We are confident this strategy will serve AEP and our stakeholders well in 2007 and beyond as we build on our success of the past couple of years.

**Corporate responsibility**

I encourage you to watch for AEP's first-ever Corporate Responsibility report later this spring. It will be available on our website at www.AEP.com. This report will provide an overview of our ongoing efforts to engage our stakeholders and to be a responsible corporate citizen while maximizing our business goals, from protecting people and the environment to making our communities better places to live and work.

**2006 financially strong, outlook favorable**

We delivered ongoing earnings of $2.77 per share in 2006, toward the high end of our earnings target range of $2.65 to $2.80. We also increased our quarterly dividend to 39 cents for a yield of nearly 4 percent. Our as-reported earnings, prepared according to Generally Accepted Accounting Principles (GAAP), were $2.54 per share, mainly reflecting an after-tax charge relating to the sale of the Plaquemine Cogeneration Facility to Dow Chemical.

AEP's success at regulatory recovery, our load growth, strong performance by our generation fleet and Commercial Operations organization, and outstanding results from our MEMCO barge operations helped make up for the impact of mild weather, higher fuel costs and lower transmission revenue.

Our share price advanced nearly 15 percent during 2006 and AEP's total return to shareholders, including cash dividends on our common stock, was 18.8 percent. That figure falls a bit short of the return posted by the S&P Electric Utility Index last year, but it greatly exceeds our 2005 return of 12.1 percent and the broader market's return in 2006.

Given this strong performance, our board was gratified to approve a dividend increase for our shareholders for the second year in a row. The increase of 5.4 percent in the quarterly dividend, effective last December, follows a 5.7 percent increase a year earlier.

We expect annual growth in ongoing earnings per share of 5 percent to 7 percent through at least 2009, up from the 3 percent growth per year forecasted previously. Fueling the growth will be load growth of about 1.5 percent; disciplined investment in our utility operations; regulatory recovery on new investments, including innovative rate plans that will reduce "lag time"; and continued success in controlling costs.

Our earnings prospects for 2007 are strong despite projected increases in fuel, financing and operational and maintenance costs, as well as reduced off-system sales. The expected lower off-system sales have a positive "flip side" because they stem from greater retail load and heightened commitments to municipalities and rural electric cooperatives through the efforts of our Commercial Operations group.

**Shareholder Return**


20.5%
18.8%
15.6%
S&P Electric Utility Index
AEP
S&P 500 Index


L114
E9
AEP

*Clockwise from upper left: Service installation, SWEPCO; coal pile, West Virginia; line mechanic, Columbus, Ohio; MEMCO barge, Ohio River*

We project per-share ongoing earnings of $2.85 to $3.05 for 2007, $3.00 to $3.30 for 2008 and $3.15 to $3.45 for 2009.

Using primarily cash from operations and debt issuances, AEP invested approximately $3.5 billion in its utility infrastructure in 2006 compared with about $2.5 billion in 2005. This includes nearly $1.4 billion to improve our environmental performance, $700 million for other investments in our generating fleet and more than $1.4 billion to enhance and maintain the reliability of our energy transmission and distribution system.

Plans call for a capital investment of approximately $3.5 billion in 2007 and $3 billion in both 2008 and 2009. We reduced our capital investment forecast late last year when it became apparent that construction of our planned, and much needed, Integrated Gasification Combined Cycle (IGCC) generating plants would be somewhat delayed because of regulatory and legal challenges.

We are committed to maintaining our credit quality, which enhances our access to capital and keeps our financing costs lower.

In 2006, we met our goal of maintaining our debt ratio below 60 percent of total capitalization. Debt at year-end constituted 59.1 percent of total capitalization and, on a credit-adjusted basis, 56.6 percent.

Chief among the debt issuances last year was our Texas Central Company (TCC) securitization bonds, totaling $1.74 billion. We received approval in June 2006 to securitize our stranded costs and related carrying costs associated with the sale of TCC generating assets.

Keeping our liquidity strong is another goal, and we have committed to maintain a $200 million minimum cash balance. Our balance sheet listed $301 million in cash and cash equivalents at the end of 2006.

**Regulatory success**

Bringing decision-making responsibility closer to our customers and other stakeholders has allowed us to forge stronger relationships. Ultimately, this benefits our shareholders.

The regulatory outcomes in our various jurisdictions point to the success of our regional utility strategy. We achieved beneficial rate changes in West Virginia, Virginia and Kentucky. Those changes and initiation of a new rate structure in Ohio provided an additional $325 million in revenue, a substantial contribution to our bottom line.

Rate relief is central to our continued financial success as well. Currently, we are seeking an additional $340 million in recovery for 2007 through cases in Virginia, Texas, Oklahoma and Ohio.

Even with approval of higher rates, AEP remains among the lowest-cost providers in the 11 states we serve.

**We continue to be a leader in transmission**

AEP has always been an industry leader in transmission innovation and expertise, and the company is emerging as a leader in transmission-related public policy as well. We recognize that the nation's electricity grid needs enhancements to improve reliability, make wholesale markets more efficient and contribute to economic growth and national security.

AEP pioneered 765-kilovolt (kV) extra-high voltage transmission in 1969 and today owns more 765-kV lines than all other U.S. transmission systems combined.

We made the first major transmission proposal under the Energy Policy Act of 2005 when we unveiled plans in January 2006 for a 550-mile, 765-kV line that would extend from West Virginia to New Jersey. Dubbed I-765, the line would lower congestion costs and transmission line losses within the PJM Interconnection, saving PJM customers more than $1 billion per year. PJM is the regional transmission organization that oversees reliability of the grid in 13 eastern and Midwest states.

PJM and the Federal Energy Regulatory Commission must approve the I-765 project, estimated to enter service in 2015 at a cost of about $3 billion, which would be recovered over several decades. We envision other transmission owners within PJM sharing in this investment, with opportunities for satisfactory returns.

AEP also has identified other opportunities for transmission investment in areas within or adjoining the company's footprint.

We have partnered with MidAmerican Energy Holdings Company to create a regulated transmission utility, Electric Transmission Texas LLC, that will design, build and operate transmission assets within the Electric Reliability Council of Texas (ERCOT). We look for the first joint-venture projects to enter commercial operation during 2007, with proposed projects valued at $1 billion planned over the next several years. We think this partnership will add to our near- and long-term earnings growth.

ERCOT is experiencing growth in electric demand, and transmission improvements are needed to support the state's commitment to wind generation development, merchant generation and transmission congestion relief. ERCOT's comparatively high degree of regulatory certainty, including its streamlined annual review process, makes investment in Texas attractive – as does the typical authorized rate of return.

In addition, AEP and ITC Transmission of Michigan are studying the feasibility of extending AEP's 765-kV transmission system into Michigan's Lower Peninsula to help alleviate transmission constraints and to support a competitive generation market. There is no commitment to build or operate transmission assets at this point.

AEP also has responded to a request from Southwest Power Pool (SPP) for proposals addressing transmission congestion, reliability and access to new generation in that region. AEP's service territory in Oklahoma, Arkansas, Louisiana and a small portion of Texas falls within SPP, which is evaluating our proposal to build 600 miles of 765-kV transmission.

Our company met a major milestone last summer when AEP's Wyoming–Jacksons Ferry 765-kV line entered service 16 years after it was proposed. The 90-mile line strengthens the transmission system in southern West Virginia, southwestern Virginia and eastern Kentucky. Energy demand in this region has skyrocketed since the previous major transmission upgrades more than 30 years earlier.

AEP's increased emphasis on transmission is reflected in the decision to elevate our head position overseeing that function from vice president to senior vice president. Mike Heyeck holds this post.

And we continue to focus on improving the reliability



**Mitchell Plant**
*near Moundsville, W.Va.*
*Trona system installation*

**ENVIRONMENTAL CONTROLS** | **THE TRONA PROCESS**

**American Electric Power pioneered the use of dry trona to mitigate emissions of sulfur trioxide at coal-fired generating plants with flue gas desulfurization systems to reduce sulfur dioxide emissions and selective catalytic reduction systems to reduce nitrogen oxide emissions. Trona, or sodium sesquicarbonate, is the raw material in soda ash, which is used to make glass, paper and detergents. To control sulfur trioxide, trona is injected into the flue gas upstream of the electrostatic precipitator (which removes ash particles created by coal combustion). Here, a contractor works on installation of a trona injection system, which includes a silo for storing the dry trona, several blowers, dehumidifiers, nozzles to disperse trona into the ductwork, and controls.**



of our energy distribution system, investing almost $900 million in it last year. A reliability plan filed in Ohio last fall proposes an annual average investment of $130 million over five years. In Oklahoma, a rate adjustment took effect that will allow more frequent tree trimming and recovery of costs relating to conversion of certain overhead lines to underground.

**Continued investment in generation is crucial**

Just as continued investment in the nation's energy delivery system is needed to ensure reliable customer service, adequate generation resources are required to meet customer demand. AEP is pursuing additional generation in both its eastern and western regions.

In 2004, AEP was the first utility to announce plans to build large-scale commercial IGCC clean-coal power plants. We are seeking regulatory approval for two 629-megawatt IGCC units, one in Ohio and the other in West Virginia. We anticipate obtaining the required permits and finalizing engineering in 2007.

We continue to believe IGCC technology provides the most environmentally responsible and cost-effective generation option for AEP customers on a long-term basis. The technology will greatly reduce emissions of sulfur dioxide ($SO_2$), particulates, nitrogen oxide (NOx) and mercury. It also will lower carbon dioxide ($CO_2$) emissions and accommodate future capture of $CO_2$ at a lower capital cost, and with lower efficiency losses, than conventional coal-fueled technologies.

In the meantime, it is clear that additional generation will be needed to meet peak customer demand in our eastern region before IGCC facilities are operating. We have acquired nearly 1,600 megawatts of natural gas-fired generation in Ohio and Indiana and expect those transactions to close this year once regulatory approval is received. This generation would be used primarily when electricity demand is higher than average. We are acquiring the plants at a much lower cost than building the equivalent capacity.

In our western region, generating capacity is being added in Arkansas, Louisiana and Oklahoma. Between our Public Service Company of Oklahoma and Southwestern Electric Power Company operating units, more than 2,000 megawatts are expected to enter service by 2012. This new generation will include the nation's first ultra-supercritical pulverized coal facilities, supplemented by natural gas combined cycle and combustion turbine facilities.

Ultra-supercritical coal generation offers greater efficiency and emission reductions than conventional supercritical pulverized coal technology. Because IGCC performance with Powder River Basin coal and lignite cannot be guaranteed by technology vendors at this time, ultra-supercritical technology represents the best baseload generation option for our western region from an operational and environmental performance perspective.

**Fuel Diversity**


Natural Gas/ Oil 19%
Coal/Lignite 72%
Nuclear 6%
Wind, Hydro & Pumped Storage 3%

### Improving environmental performance

Coal, a domestic resource, fuels nearly three-fourths of AEP's generating capacity, so investment in our coal-fired plants to improve environmental performance remains a high priority. We have invested more than $2.3 billion since 2004 and expect to invest another $1.3 billion through 2010 to further reduce $SO_2$, NOx and mercury emissions. Retrofit of environmental controls at the Mountaineer and Mitchell plants was substantially completed last year.

With the improvements noted above, we anticipate that by 2010 AEP's coal-fired NOx and $SO_2$ emissions will be reduced by 79 percent and 65 percent, respectively, from 1994 levels. We also forecast a 55 percent decline in mercury emissions from current levels by 2010. And AEP will have achieved these reductions while generating about 17 percent more electricity.

Even with the costs of these emission-reducing investments taken into account, our customers' costs will remain among the lowest in the areas AEP serves.

Reduction of $CO_2$ emissions will be a long-term focus of ours as well. AEP has participated in policy discussions about climate change since the early 1990s and is the first and largest U.S. utility to join the Chicago Climate Exchange (CCX), the first voluntary, legally binding greenhouse gas emissions reduction and trading program in North America. AEP reduced or offset 31 million metric tons of $CO_2$-equivalent emissions between 2003 and 2005 with a commitment to further cuts through power plant efficiency gains, use of renewable generation, reforestation projects, off-system greenhouse gas reduction projects and direct purchase of emission credits through CCX.

Last year, AEP received the highest score for the electric utility industry in a Ceres (Coalition for Environmentally Responsible Economies) ranking of 100 global companies' climate change strategies.



**Cardinal Plant**
*Brilliant, Ohio*

Ceres is a national coalition of investors, environmental groups and other public interest organizations that works with companies on sustainability challenges such as global climate change. The Carbon Disclosure Project, a coalition of global investors, also named AEP to its Climate Leadership Index.



BALL MILL PROCESS

A ball mill at a coal-fired AEP generating plant equipped with sulfur dioxide emission controls is used to crush limestone and combine it with water to form a slurry. The slurry is pumped into the flue gas desulfurization absorber tower. There, a chemical reaction results in capture of approximately 98 percent of the sulfur dioxide in the flue gas. The ball mill is designed to crush 68 tons of limestone per hour using 195 tons of steel balls in a rubber-lined steel drum.

Initial meetings of the Asia-Pacific Partnership on Clean Development and Climate were held last year. AEP, which represents the U.S. power generation and transmission sector in this public-private organization, hosted a conference last fall exploring ways to improve efficiency of coal-fired generation and reduce emissions of $CO_2$ and air pollutants. The six partner nations in the Asia-Pacific Partnership are Australia, China, India, Japan, South Korea and the United States.

Momentum is building for federally mandated $CO_2$ restrictions, and AEP intends to be part of the process to ensure that the U.S. approach to addressing global



**Mitchell Plant**
*Ball mill construction*

climate change includes a well-considered strategy. Global warming is obviously a global issue that will require a worldwide approach to stabilize atmospheric concentrations of greenhouse gas emissions. But we can support the U.S. reasserting its leadership role by enacting a well-designed cap-and-trade approach that features appropriate allocation of allowances and does not economically disadvantage the manufacturing base of our country.

AEP will continue to lead our industry in advancing clean-coal combustion technologies and associated carbon capture and storage.

While renewable energy represents only 3 percent of AEP's fuel mix, we are a large owner and purchaser of wind generation and are exploring opportunities to

**Projected Investment to Reduce Emissions** *(in millions)*



$1,168
$771
$377
$147
$62
For reductions in sulfur dioxide, nitrogen oxide and mercury emissions
*Actual
2006*
2007
2008
2009
2010




increase our use of wind energy in our eastern operating area. In late 2006, we announced plans to test the wind capacity in several Indiana counties.

We also deliver energy from approximately 2,200 megawatts of wind generation that is directly linked to our transmission system, thereby providing the critical pathway between wind-capable areas and load centers where energy is needed.

Our D.C. Cook nuclear plant continues to deliver strong results. Last fall, the most comprehensive outage ever at Cook occurred as Unit 1 went off line for refueling. Major work during this outage included replacement of the reactor vessel head and the three low-pressure turbine rotors, and other major component and system improvements. During the prior 18-month fuel cycle, the unit set a unit fuel-cycle record for net generation, 12,049 gigawatt-hours, and recorded a capacity factor of 98.2 percent. Cook Unit 2 is scheduled for refueling with similar major equipment and system upgrades later this year.

#### Focusing on safety

No matter how much our overall safety statistics improve, our safety program is not successful if fatalities occur. I am saddened to tell you that a member of our Regional Service Organization working at the Mitchell power plant near Moundsville, W.Va., died in a job-related accident late last year. We have analyzed the incident closely to determine its exact cause and will use this information to prevent a similar tragedy in the future.

We also regret the death of a contractor who was performing work on behalf of AEP last March.

Safety is absolutely paramount in our industry. We know that we must focus on making safety a priority with every job, every day. To emphasize our commitment to preventing fatal accidents, AEP's senior management incentive compensation plan was changed two years ago to eliminate any safety-related award – one-fourth of the plan – in the event of a fatality during the year.

AEP introduced the Chairman's Life Saving Award in 2004 to recognize the extraordinary efforts of our employees to help people in life-threatening situations. Mike Doswell, an employee of Indiana Michigan Power, will receive the award for his fast action in October 2006 that prevented an automobile accident victim from inadvertently walking into a fallen, energized wire. Nine other employees have been honored with the Chairman's Life Saving Award since its inception.

#### Companywide recognition

The company was recognized for a variety of other reasons during the past year as well. Edison Electric Institute, the association of investor-owned electric utilities, honored AEP with its Emergency Assistance Award for helping other utilities restore electric service to their customers on 19 occasions during weather-related emergencies in 2006. More than 1,000 AEP employees and contractors spent more than 85,000 accident-free employee hours restoring power in these situations.

AEP was again honored for being a good place to work. For the fourth consecutive year, *G.I. Jobs* magazine named AEP one of the nation's top employers for people with military experience. And *Working Mother* magazine recognized the company as one of the best corporations in the U.S. for women of color.

#### Management changes

We reassigned a number of our executive positions last September as part of AEP's succession planning strategy. Our goal was to broaden the collective experience of our talented leadership team and provide new perspectives on how the company can better serve our customers and create greater value for our employees and shareholders.

Susan Tomasky was named executive vice president – Shared Services; Holly Koeppel, executive vice president and chief financial officer; Bob Powers, executive vice president – AEP Utilities-East; Nick Akins, executive



*Clockwise from upper left: Environmental retrofit projects at Cardinal, Amos and Mitchell plants; 765-kV construction project in West Virginia*

vice president – Generation; and Venita McCellon-Allen, president and chief operating officer, Southwestern Electric Power Company.

**We will build on our success**

2006 was not without sadness and frustrations, to be sure, but mainly it was a year of continued growth and continued success in implementing our utility-focused business strategy. It was a year of delivering solid financial results.

This year, like 2006, offers tremendous opportunities and challenges. We will build on our recent success by engaging our talented, skilled employees to chart the best course for AEP today and in the future.

I am confident that you, our faithful shareholders, will find your association with AEP rewarding as we enter our second century of bringing comfort to our customers, supporting business and commerce, and building strong communities.

**Michael G. Morris**

*Chairman, President and Chief Executive Officer*

*March 2, 2007*


AEP
APPALACHIAN
POWER
AEP
KENTUCKY
POWER
AEP
TEXAS
AEP

**AEP Board of Directors** — *(From left) E.R. Brooks, John P. DesBarres, Linda A. Goodspeed, Lionel L. Nowell III, Michael G. Morris, Donald M. Carlton, Richard L. Sandor, William R. Howell, Lester A. Hudson, Jr., Robert W. Fri, Ralph D. Crosby, Jr., Kathryn D. Sullivan, Donald G. Smith*

**Michael G. Morris,** 60
Chairman, President
and Chief Executive Officer
(2004) E, P

**E.R. Brooks,** 69
Retired Chairman and
Chief Executive Officer,
Central & South West Corp.
Granbury, Texas
(2000) A, E, P

**Dr. Donald M. Carlton,** 69
Retired President and
Chief Executive Officer,
Radian International, LLC
Austin, Texas
(2000) H, N, P

**Ralph D. Crosby, Jr.,** 59
Chairman and
Chief Executive Officer,
EADS North America, Inc.
Arlington, Virginia
(2006) H, N, P

**John P. DesBarres,** 67
Investor
Park City, Utah
(1997) D, E, H, P

**Robert W. Fri,** 71
Visiting Scholar,
Resources for the Future
Washington, D.C.
(1995) D, H, P

**Linda A. Goodspeed,** 45
Executive Vice President
and Chief Supply Chain
Logistics and
Technology Officer,
Lennox International, Inc.
Richardson, Texas
(2005) A, N, P

**William R. Howell,** 71
Chairman Emeritus,
J.C. Penney Company, Inc.
Dallas, Texas
(2000) D, E, F, P

**Dr. Lester A. Hudson, Jr.,** 67
Professor, McColl Graduate
School of Business,
Queens University of Charlotte
Charlotte, North Carolina
(1987) A, D, E, P

**Lionel L. Nowell III,** 52
Senior Vice President
and Treasurer,
PepsiCo, Inc.
Purchase, New York
(2004) A, D, P

**Dr. Richard L. Sandor,** 65
Chairman and Chief
Executive Officer,
Chicago Climate Exchange, Inc.
Chicago, Illinois
(2000) F, N, P

**Donald G. Smith,** 71
Retired Chairman and
Chief Executive Officer,
Roanoke Electric Steel Corp.
Roanoke, Virginia
(1994) F, N, P

**Dr. Kathryn D. Sullivan,** 55
Director, Battelle Center
for Mathematics and Science
Education Policy,
John Glenn School
of Public Affairs,
The Ohio State University
Columbus, Ohio
(1997) F, N, P

**Committees of the Board:**
The chairman is listed in ( ).
A Audit (Brooks)
D Directors and Corporate Governance (Hudson)
E Executive (Morris)
F Finance (Howell)
H Human Resources (DesBarres)
N Nuclear Oversight (Sullivan)
P Policy (Smith)

*Date in parentheses indicates year elected to the Board of Directors.*

**American Electric Power Company, Inc.**

**Michael G. Morris**
Chairman, President and
Chief Executive Officer

**Carl L. English**
President – AEP Utilities

**Nicholas K. Akins**
Executive Vice President

**Thomas M. Hagan**
Executive Vice President

**Holly K. Koeppel**
Executive Vice President
and Chief Financial Officer

**Robert P. Powers**
Executive Vice President

**Susan Tomasky**
Executive Vice President

**Joseph M. Buonaiuto**
Senior Vice President, Controller
and Chief Accounting Officer

**John B. Keane**
Senior Vice President, Secretary,
Chief Compliance Officer
and General Counsel

**Stephen P. Smith**
Senior Vice President
and Treasurer

**Dennis E. Welch**
Senior Vice President


MAPPING

*(From left) Holly K. Koeppel, John B. Keane, Carl L. English, Michael G. Morris, Nicholas K. Akins*

**American Electric Power Service Corporation**

**Michael G. Morris**
Chairman, President and
Chief Executive Officer

**Carl L. English**
President – AEP Utilities

**Nicholas K. Akins**
Executive Vice President –
Generation

**Thomas M. Hagan**
Executive Vice President –
AEP Utilities-West

**Holly K. Koeppel**
Executive Vice President
and Chief Financial Officer

**Robert P. Powers**
Executive Vice President –
AEP Utilities-East

**Susan Tomasky**
Executive Vice President –
Shared Services

**J. Craig Baker**
Senior Vice President –
Regulatory Services

**John B. Keane**
Senior Vice President,
General Counsel and
Assistant Secretary

**Brian X. Tierney**
Senior Vice President –
Commercial Operations

**Dennis E. Welch**
Senior Vice President –
Environment, Safety
and Health

**Julie Sloat**
Vice President –
Investor Relations

**American Electric Power Utility Unit Presidents/ Chief Operating Officers**



**Venita McCellon-Allen**
Southwestern Electric
Power Company



**Timothy C. Mosher**
Kentucky Power
Company



**Helen J. Murray**
Indiana Michigan
Power Company



**Charles R. Patton**
AEP Texas



**J. Stuart Solomon**
Public Service Company
of Oklahoma



**Dana E. Waldo**
Appalachian Power
Company



**Kevin E. Walker**
AEP Ohio

**Introduction: The following discussion is a summary analysis of our results of operations for 2006 compared with 2005 and an overview of our business outlook and financial condition. This condensed financial presentation should not be considered a substitute for the full financial statements, inclusive of footnotes and Management's Financial Discussion and Analysis of Results of Operations, provided to all shareholders as Appendix A to the Proxy Statement and included in the annual Form 10-K filing with the Securities and Exchange Commission. Appendix A and Form 10-K also contain detailed discussions of major uncertainties, contingencies, risks and other issues we face. A copy of the Form 10-K and/or Appendix A to the Proxy Statement that includes the full financial statements can be obtained by calling 1-800-551-1AEP or through the Internet at www.AEP.com.**

**Market Price – Common Stock**


$40.80
$32.25
$37.09
$43.13
$32.27
$42.58
High
Low
Year-end
2005
High
Low
Year-end
2006

**Year-End Stock Price – Five-Year Trend**


$27.33
$30.51
$34.34
$37.09
$42.58
2002
2003
2004
2005
2006

We had a year of continued improvement and many accomplishments in 2006. Our total shareholder return was 18.8% and we increased our quarterly dividend 5.4% to $0.39 per share. We continued receiving favorable outcomes in various regulatory activities resulting in increased revenues. We continued securing new power supply contracts with municipal and cooperative customers, and our barging subsidiary, MEMCO, produced strong results. Some of these positive factors were offset in part by mild weather and an impairment loss from the sale of the Plaquemine Cogeneration Facility to Dow Chemical Company.

We announced plans for new generation in Oklahoma, Louisiana and Arkansas; continued work on engineering and design of new clean-coal plants in Ohio and West Virginia; announced a proposal to build a 550-mile, 765-kilovolt transmission line from West Virginia to New Jersey to address west-east power flow and congestion issues in PJM; announced a joint venture with MidAmerican Energy Holdings (MidAmerican) to build much-needed transmission capacity in Texas and agreed to purchase additional gas-fired generating plants in 2007 to address capacity concerns in the east.

Our regulatory accomplishments include the implementation of new base rates in Ohio, Kentucky, West Virginia and Virginia (subject to refund) and we have taken a step forward in resolving the rate design issues related to our Federal Energy Regulatory Commission (FERC) transmission rates. Although various legal issues remain to be decided, we received a final order in our Texas True-up Proceeding and in October 2006 we received proceeds of $1.74 billion related to the securitization of our Texas regulatory assets. We received approval for our request to increase rates for recovery of incremental environmental and reliability costs in Virginia.

## OUTLOOK FOR 2007

We remain focused on the fundamental earning power of our utilities and committed to maintaining our credit quality. To achieve our goals we plan to:

- Obtain permits and continue to pursue federal tax credits for our proposed IGCC plants in Ohio and West Virginia and move forward with the plants' engineering and design.
- Begin construction of over 2,000 megawatts (MW) of new generation in Arkansas, Louisiana and Oklahoma with commercial operation dates ranging from 2007 through 2012.
- Purchase 1,576 MW of additional gas-fired generating unit capacity.
- Invest in transmission projects such as the AEP Interstate Project, the Electric Transmission Texas Project (a joint venture with MidAmerican) and other projects to ensure competitive energy prices for electric customers in and around congested areas.
- Maintain our strong financial condition and credit ratings.
- Control our operating and maintenance costs.
- Obtain favorable resolutions to our numerous pending rate proceedings.
- Continue developing strong regulatory relationships through operating company interaction with the various regulatory bodies.

There are, nevertheless, certain risks and challenges including:

- Regulatory activity in Virginia, Texas, Oklahoma, Ohio and with the FERC.
- Legislative activity in Ohio and Virginia regarding the future regulatory operating environment.
- Fuel cost volatility and fuel cost recovery, including related transportation issues.
- Wholesale market volatility.
- Plant availability.
- Weather.

### New Generation


Projected Commercial Operation Date
Cumulative Megawatts
IGCC-Coal 1,258 MW
TBD
Ultra-supercritical Coal-865 MW
2012
Gas-480 MW
2010
Gas-660 MW
2008
Purchased Gas Plants 1,576 MW
2007
4,839 MW
3,581 MW
2,716 MW
2,236 MW
1,576 MW

### Regulatory Activity

In 2007, our significant regulatory activity will include:

- Pursuit of favorable resolutions of our pending base rate cases in Virginia, Texas and Oklahoma.
- Influence of key legislative outcomes regarding Ohio and Virginia's future regulatory operating environment.
- Legal proceedings regarding appeals related to Texas stranded cost recoveries.

- Continued proceedings before the FERC seeking:
  - proper regional transmission rates in our eastern zone,
  - approval of SECA rates collected subject to refund through March 31, 2006, and
  - approval and incentives to construct a 550-mile 765 kV transmission line project in the PJM footprint.
- Our request before the Public Utility Commission of Texas regarding new transmission rates and designation as a utility for Electric Transmission Texas LLC, our joint venture with MidAmerican.

### Fuel Costs

During 2006, spot market prices for coal and natural gas declined. In contrast, market prices for fuel oil increased and continue to be volatile. We still experienced an 8% increase in coal costs during 2006 and expect a 7% to 9% increase in 2007 even considering softening fuel markets and favorable transportation effects during the year. The increase is primarily due to expiring lower priced contracts being replaced with new higher priced contracts. We have price risk related to these commodity prices. We do not have an active fuel cost recovery adjustment mechanism in Ohio, which represents approximately 20% of our fuel costs. In Indiana, our fuel recovery mechanism is temporarily capped, subject to preestablished escalators, at a fixed rate through June 2007.

Our Ohio companies increased their generation rates in 2006, as previously approved by the Public Utilities Commission of Ohio in our Rate Stabilization Plans. These increased rates, along with the reinstated fuel cost adjustment rate clause for over- or under-recovery of fuel, off-system sales margins, certain transmission items and related costs effective July 1, 2006 in West Virginia, will help offset future negative impacts of fuel price increases on our gross margins.

### Off-System Sales

In 2007, we expect a decline in off-system sales revenues less the related direct cost of fuel, including consumption of chemicals and emission allowances, and purchased power. This decline is primarily due to the expected increases in sales to municipal and energy cooperative customers and demand for electricity from our native load retail customers, which reduces the amount of power available for off-system sales. In addition, lower expected generating plant availability due to environmental retrofit outages will result in lower off-system sales.

### Capital Expenditures

Our current projections call for capital expenditures of approximately $9.9 billion from 2007-2009. For 2007, we forecast approximately $3.5 billion in capital expenditures, excluding allowances for funds used during construction. We also forecast purchases of additional gas-fired generating units for a total of $427 million. Our current projections are as follows:

**2007 Projected Capital Investment** *(in millions)*


Transmission $496
Corporate $165
Environmental $935
Generation $1,423
Distribution $848

**Multi-Year Capital Investment Forecast** *(in billions)*


Environmental
New Generation
Base Generation
Transmission
Distribution
Corporate
$3.5
$3.5
$3.0
$3.0
2006*
2007
2008
2009

**Actual*
*All periods presented exclude AFUDC*
*2007 Capital Forecast = $3.9 billion (including Lawrenceburg and Darby)*

## RESULTS OF OPERATIONS

While our Utility Operations segment remains our primary business segment, the emergence of other areas of our business prompted us to identify two new business segments in 2006. Our new structure is as follows:

**Utility Operations:**

- Generation of electricity for sale to U.S. retail and wholesale customers.
- Electricity transmission and distribution in the U.S.

**MEMCO Operations:**

- Bulk commodity barging operations.

**Generation and Marketing:**

- Independent Power Producers, wind farms and marketing and risk management activities in ERCOT.

Income Before Discontinued Operations, Extraordinary Loss and Cumulative Effect of Accounting Change in 2006 decreased $37 million compared to 2005. The following is a discussion of segment results:

**Utility Operations**

Our Utility Operations' Income Before Discontinued Operations, Extraordinary Loss and Cumulative Effect of Accounting Change in 2006 increased $10 million to $1,028 million. The increase was primarily due to increased retail margins resulting from new rates implemented in Ohio, Kentucky, West Virginia, Virginia (subject to refund) and Oklahoma as well as increased usage and customer growth including the purchase of the Ohio service territory of Monongahela Power in December 2005, and increased sales to municipal, cooperative and other customers under new power supply contracts. These favorable variances were partially offset by the elimination of Seams Elimination Cost Allocation transmission revenues; increases in delivered fuel cost, which relate to our companies with inactive, capped or frozen fuel clauses; and mild weather. In addition, depreciation and amortization expense increased primarily due to increased Ohio regulatory asset amortization in conjunction with rate increases, increased Texas amortization of the securitized transition assets and higher depreciable property balances.

**Utility Revenues by Class** *(in millions)*


$3,249
$3,486
$3,688
2004 2005 2006
Residential
$2,326
$2,468
$2,643
2004 2005 2006
Commercial
$2,051
$2,211
$2,422
2004 2005 2006
Industrial
$2,366
$2,313
$2,624
2004 2005 2006
Wholesale

**MEMCO Operations**

Income Before Discontinued Operations, Extraordinary Loss and Cumulative Effect of Accounting Change from our MEMCO Operations segment increased from $21 million in 2005 to $80 million in 2006. The increase was primarily related to strong demand and a tight supply of barges resulting in increased freight rates and utilization. Additionally, 2006 operating conditions improved from 2005 when hurricanes, severe ice and flooding caused increased operating costs.

**Generation and Marketing**

Income Before Discontinued Operations, Extraordinary Loss and Cumulative Effect of Accounting Change from our Generation and Marketing segment in 2006 was essentially flat when compared to 2005.

**All Other**

Loss Before Discontinued Operations, Extraordinary Loss and Cumulative Effect of Accounting Change from All Other increased from a $26 million loss in 2005 to a $128 million loss in 2006, primarily related to the $136 million after-tax impairment recorded in 2006 related to the sale of the Plaquemine Cogeneration Facility.

## FINANCIAL CONDITION

We measure our financial condition by the strength of our balance sheet and the liquidity provided by our cash flows. During 2006, we maintained our strong financial condition as reflected by the following actions and events:

- We maintained stable credit ratings across the AEP System including our rated subsidiaries;
- We issued $1.74 billion of securitization bonds for Texas stranded costs; and
- Standard and Poor's improved our business risk profile rating from six to five.

In 2006, we adopted Statements of Financial Accounting Standards No. 158, (SFAS 158) "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans." The adoption resulted in the recognition of a $235 million net-of-tax accumulated other comprehensive income reduction to common equity at December 31, 2006, for those jurisdictions where we could not record a regulatory asset.

As a consequence of the capital changes during 2006, primarily the issuance of the securitization bonds and the adoption of SFAS 158, our ratio of debt to total capital increased from 57.2% to 59.1%.

Average basic shares outstanding increased to 394 million in 2006 from 390 million in 2005 primarily due to the issuance of shares under our incentive compensation and dividend reinvestment plans.

**Condensed Consolidated Balance Sheets**

*At December 31 (In Millions)*

| | 2006 | 2005 |
|---|---|---|
| **Assets** | | |
| Cash and Cash Equivalents | $301 | $401 |
| Other Temporary Cash Investments | 425 | 127 |
| Accounts Receivable | 1,040 | 1,220 |
| Other Current Assets | 1,822 | 2,197 |
| **Total Current Assets** | 3,588 | 3,945 |
| Property, Plant and Equipment | 42,021 | 39,121 |
| Accumulated Depreciation and Amortization | (15,240) | (14,837) |
| **Net Property, Plant and Equipment** | 26,781 | 24,284 |
| Regulatory Assets | 2,477 | 3,262 |
| Other Noncurrent Assets | 5,097 | 4,637 |
| Assets Held for Sale | 44 | 44 |
| **Total** | $37,987 | $36,172 |
| **Liabilities and Shareholders' Equity** | | |
| Accounts Payable | $1,360 | $1,144 |
| Short-term Debt and Long-term Debt Due Within One Year | 1,287 | 1,163 |
| Other Current Liabilities | 2,809 | 3,153 |
| **Total Current Liabilities** | 5,456 | 5,460 |
| Long-term Debt | 12,429 | 11,073 |
| Deferred Income Taxes | 4,690 | 4,810 |
| Regulatory Liabilities and Deferred Investment Tax Credits | 2,910 | 2,747 |
| Other Noncurrent Liabilities | 3,029 | 2,933 |
| **Total Liabilities** | 28,514 | 27,023 |
| Cumulative Preferred Stock Not Subject to Mandatory Redemption | 61 | 61 |
| Common Shareholders' Equity | 9,412 | 9,088 |
| **Total** | $37,987 | $36,172 |

*Full disclosure of all financial information is included in Appendix A to the Proxy Statement.*

## Condensed Consolidated Statements of Income

*Year Ended December 31*

*(In Millions–Except Per-share Amounts)*

| | 2006 | 2005 | Variance |
|---|---|---|---|
| **Revenues** | $12,622 | $12,111 | $511 |
| **Expenses:** | | | |
| Fuel and Purchased Energy | 4,673 | 4,535 | 138 |
| Maintenance and Other Operation | 3,639 | 3,619 | 20 |
| Asset Impairments and Other Related Charges | 209 | 39 | 170 |
| (Gain) Loss on Disposition of Assets, Net | (69) | (120) | 51 |
| Depreciation and Amortization | 1,467 | 1,348 | 119 |
| Taxes Other Than Income Taxes | 737 | 763 | (26) |
| **Total Expenses** | 10,656 | 10,184 | 472 |
| **Operating Income** | 1,966 | 1,927 | 39 |
| Investment Income and Allowance for Equity Funds Used During Construction | 129 | 126 | 3 |
| Carrying Costs Income | 114 | 55 | 59 |
| Investment Value Losses | — | (7) | 7 |
| Gain on Disposition of Equity Investments, Net | 3 | 56 | (53) |
| Interest and Other Charges | (735) | (704) | (31) |
| **Income Before Income Tax Expense and Other, Net** | 1,477 | 1,453 | 24 |
| Income Tax Expense | (485) | (430) | (55) |
| Other, Net | — | 6 | (6) |
| **Income Before Discontinued Operations, Extraordinary Loss and Cumulative Effect of Accounting Change** | 992 | 1,029 | (37) |
| **Discontinued Operations, Net of Tax** | 10 | 27 | (17) |
| **Extraordinary Loss, Net of Tax** | — | (225) | 225 |
| **Cumulative Effect of Accounting Change, Net of Tax** | — | (17) | 17 |
| **Net Income** | $1,002 | $814 | $188 |
| **Weighted Average Number of Basic Shares Outstanding** | 394 | 390 | 4 |
| **Total Basic Earnings Per Share** | $2.54 | $2.09 | $0.45 |
| **Weighted Average Number of Diluted Shares Outstanding** | 396 | 391 | 5 |
| **Total Diluted Earnings Per Share** | $2.53 | $2.08 | $0.45 |
| **Cash Dividends Paid Per Share** | $1.50 | $1.42 | $0.08 |

## Condensed Consolidated Statements of Cash Flows

*Year Ended December 31 (In Millions)*

| | 2006 | 2005 |
|---|---|---|
| **Operating Activities** | | |
| **Net Income** | $1,002 | $814 |
| Less: Discontinued Operations, Net of Tax | (10) | (27) |
| **Income Before Discontinued Operations** | 992 | 787 |
| Depreciation and Amortization | 1,467 | 1,348 |
| Asset Impairments, Investment Value Losses and Other Related Charges | 209 | 46 |
| Carrying Costs Income | (114) | (55) |
| Pension Contributions to Qualified Plan Trusts | — | (626) |
| Fuel Over/Under-Recovery, Net | 182 | (239) |
| Adjustments for Other Noncash Items and Working Capital | (4) | 616 |
| **Net Cash Flows From Operating Activities** | 2,732 | 1,877 |
| **Investing Activities** | | |
| Construction Expenditures | (3,528) | (2,404) |
| Change in Other Temporary Cash Investments, Net | (33) | 76 |
| Proceeds from Sales of Assets | 186 | 1,606 |
| Other, Net | (368) | (283) |
| **Net Cash Flows Used For Investing Activities** | (3,743) | (1,005) |
| **Financing Activities** | | |
| Issuance of Common Stock | 99 | 402 |
| Repurchase of Common Stock | — | (427) |
| Change in Short-term Debt, Net | 7 | (13) |
| Change in Long-term Debt, Net | 1,413 | (78) |
| Dividends Paid on Common Stock | (591) | (553) |
| Other | (17) | (122) |
| **Net Cash Flows From (Used For) Financing Activities** | 911 | (791) |
| **Net Increase (Decrease) in Cash and Cash Equivalents** | (100) | 81 |
| **Cash and Cash Equivalents at Beginning of Period** | 401 | 320 |
| **Cash and Cash Equivalents at End of Period** | $301 | $401 |

## Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of American Electric Power Company, Inc.:

We have audited the consolidated balance sheets of American Electric Power Company, Inc. and subsidiary companies (the "Company") as of December 31, 2006 and 2005, and the related consolidated statements of income, changes in common shareholders' equity and comprehensive income (loss), and cash flows for each of the three years in the period ended December 31, 2006. We also have audited management's assessment of the effectiveness of the Company's internal control over financial reporting and the effectiveness of the Company's internal control over financial reporting as of December 31, 2006. Such consolidated financial statements, management's assessment of the effectiveness of the Company's internal control over financial reporting and our reports thereon dated February 28, 2007, expressing unqualified opinions, and with respect to the report on the consolidated financial statements, including an explanatory paragraph referring to the adoption of SFAS 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans," FIN 47, "Accounting for Conditional Asset Retirement Obligations," and FASB Staff Position No. FAS 106-2, "Accounting and Disclosure Requirements Related to the Medicare Prescription Drug Improvement and Modernization Act of 2003," (which are not included herein) are included in Appendix A to the proxy statement for the 2007 annual meeting of shareholders. The accompanying condensed consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on such condensed consolidated financial statements in relation to the complete consolidated financial statements.

In our opinion, the information set forth in the accompanying condensed consolidated balance sheets as of December 31, 2006 and 2005, and the related condensed consolidated statements of income and of cash flows for the years then ended, is fairly stated in all material respects in relation to the basic consolidated financial statements from which it has been derived.

Deloitte & Touche LLP

Columbus, Ohio
February 28, 2007

## Management's Report on Internal Control Over Financial Reporting

The management of American Electric Power Company, Inc. and subsidiary companies (AEP) is responsible for establishing and maintaining adequate internal control over financial reporting as such term is defined in Rule 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended. AEP's internal control system was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. AEP management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2006. In making this assessment we used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control – Integrated Framework*. Based on our assessment, the Company's internal control over financial reporting was effective as of December 31, 2006.

AEP's independent registered public accounting firm has issued an attestation report on our assessment of the Company's internal control over financial reporting. The Report of Independent Registered Public Accounting Firm appears in Appendix A to the Proxy Statement.

**Corporate Headquarters**
1 Riverside Plaza
Columbus, OH 43215-2373
614-716-1000

AEP is incorporated in the State of New York.

**Annual Meeting**–The 100th annual meeting of shareholders of American Electric Power Company will be held at 9:30 a.m., Central Daylight Time, Tuesday, April 24, 2007, at the Shreveport Convention Center, 400 Caddo Street, Shreveport, Louisiana. Admission is by ticket only. To obtain a ticket, please note the instructions in the Notice of Annual Meeting mailed to shareholders or call the Company. If you hold your shares through a broker, please bring proof of share ownership as of the record date.

**Inquiries Regarding Your Stock Holdings**–Registered shareholders (shares that you own, in your name) should contact the Company's transfer agent, listed below, if you have questions about your account, address changes, stock transfer, lost certificates, direct deposits, dividend checks and other administrative matters. You should have your Social Security number or account number ready; the transfer agent will not speak to third parties about an account without the shareholder's approval or appropriate documents.

**Transfer Agent & Registrar**
Computershare Trust Company, N.A.
P.O. Box 43069
Providence, RI 02940-3069
Telephone Response Group: 1-800-328-6955
Internet address: www.computershare.com/investor
Hearing Impaired #: TDD: 1-800-952-9245

**Beneficial Holders**–(Stock held in a bank or brokerage account, sometimes referred to as "street name") – When you purchase stock and it is held for you by your broker, it is listed with the Company in the broker's name. This is sometimes referred to as "street name" or a "beneficial owner." AEP does not know the identity of individual shareholders who hold their shares in this manner; we simply know that a broker holds a certain number of shares that may be for any number of customers. If you hold your stock in street name, you receive all dividend payments, annual reports and proxy materials through your broker. Therefore, if your shares are held in this manner, questions about your account should be directed to your broker.

**Internet Access to Your Account**–If you are a registered shareholder, you can access your account information through the Internet at www.computershare.com/investor.

**Dividend Reinvestment and Direct Stock Purchase Plan**–A Dividend Reinvestment and Direct Stock Purchase Plan is available to all investors. It is an economical and convenient method of purchasing shares of AEP common stock, through initial cash investments, cash dividends, and/or additional optional cash purchases. You may obtain the Plan prospectus and enrollment authorization form by contacting the transfer agent.

**Stock Exchange Listing**–The Company's common stock is traded principally on the New York Stock Exchange under the ticker symbol AEP. AEP stock has been traded on the NYSE for 58 years.

**Dividends**–The Company paid $1.50 in cash dividends on common stock in 2006, all of which are taxable for federal income tax purposes. 37 cents per share was paid in three quarters and 39 cents was paid in the fourth quarter. AEP normally pays dividends on common stock four times a year, generally around the 10th of March, June, September and December. AEP has paid 387 consecutive quarterly dividends on common stock beginning in 1910.

**Number of Shareholders**–As of December 31, 2006, there were approximately 113,000 registered shareholders and approximately 292,000 shareholders holding stock in street name through a bank or broker. There were 396,674,736 shares outstanding at December 31, 2006.

**Internet Home Page**–Information about AEP, including financial documents, Securities and Exchange Commission (SEC) filings, news releases, investor presentations, shareholder information and customer service information, is available on the Company's home page on the Internet at www.AEP.com.

**Financial and Other Information**–Earnings and other financial results, corporate news and company information are available from Shareholder Direct at 1-800-551-1AEP (1237) anytime day or night. Hard copies of information can be obtained via fax or mail. Requests for annual reports, 10-K's, 10-Q's, Proxy Statements and Summary Annual Reports should be made through Shareholder.com. This same information is also available on our website at www.AEP.com.

**Financial Community Inquiries**–Institutional investors or securities analysts who have questions about the Company should direct inquiries to Julie Sloat, 614-716-2885, jsloat@AEP.com; Bette Jo Rozsa, 614-716-2840, bjrozsa@AEP.com; Julie Sherwood, 614-716-2663, jasherwood@AEP.com; or Adam Hickman, 614-716-2854, ajhickman@AEP.com. Individual shareholders should contact Kathleen Kozero, 614-716-2819, klkozero@AEP.com, or April Dawson, 614-716-2591, addawson@AEP.com.

**Independent Registered Public Accounting Firm**
Deloitte & Touche LLP
155 East Broad St.
Columbus, OH 43215

**Receive Annual Reports and Proxy Materials Electronically** – You can receive future annual reports, proxy statements and proxies electronically rather than by mail. If you are a registered holder, log on to www.econsent.com/aep. If you hold your shares in street name, contact your broker.

**Corporate Governance**–American Electric Power submitted its Annual Certification of the Chief Executive Officer to the New York Stock Exchange regarding the New York Stock Exchange corporate governance listing standards on May 5, 2006. AEP filed its Certifications of the Chief Executive Officer and Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 as Exhibits 31.1 and 31.2, respectively, to its Annual Report on Form 10-K for the fiscal year ended December 31, 2006, filed with the SEC on February 28, 2007.

**This discussion contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934. Although we believe that our expectations are based on reasonable assumptions, any such statements may be influenced by factors that could cause actual outcomes and results to be materially different from those projected. Among the factors that could cause actual results to differ materially from those in the forward-looking statements are:**

Electric load and customer growth.

Weather conditions, including storms.

Available sources, costs and transportation for fuels and the creditworthiness of fuel suppliers and transporters.

Availability of generating capacity and the performance of our generating plants.

Our ability to recover regulatory assets and stranded costs in connection with deregulation.

Our ability to recover increases in fuel and other energy costs through regulated or competitive electric rates.

Our ability to build or acquire generating capacity when needed at acceptable prices and terms and to recover those costs through applicable rate cases or competitive rates.

New legislation, litigation and government regulation including requirements for reduced emissions of sulfur, nitrogen, mercury, carbon, soot or particulate matter and other substances.

Timing and resolution of pending and future rate cases, negotiations and other regulatory decisions (including rate or other recovery for new investments, transmission service and environmental compliance).

Resolution of litigation (including pending Clean Air Act enforcement actions and disputes arising from the bankruptcy of Enron Corp. and related matters).

Our ability to constrain operation and maintenance costs.

The economic climate and growth in our service territory and changes in market demand and demographic patterns.

Inflationary and interest rate trends.

Our ability to develop and execute a strategy based on a view regarding prices of electricity, natural gas and other energy-related commodities.

Changes in the creditworthiness of the counterparties with whom we have contractual arrangements, including participants in the energy trading market.

Actions of rating agencies, including changes in the ratings of debt.

Volatility and changes in markets for electricity, natural gas and other energy-related commodities.

Changes in utility regulation, including the potential for new legislation or regulation in Ohio and/or Virginia and membership in and integration into regional transmission organizations.

Accounting pronouncements periodically issued by accounting standard-setting bodies.

The performance of our pension and other postretirement benefit plans.

Prices for power that we generate and sell at wholesale.

Changes in technology, particularly with respect to new, developing or alternative sources of generation.

Other risks and unforeseen events, including wars, the effects of terrorism (including increased security costs), embargoes and other catastrophic events.

*American Electric Power Co., Inc. expressly disclaims any obligation to update any forward-looking information.*

---

## AEP AT A GLANCE

**American Electric Power is one of the largest electric utilities in the United States, delivering electricity to more than 5 million customers in 11 states. AEP is the nation's largest generator of electricity, owning almost 36,000 megawatts of generating capacity in the U.S. AEP also owns the nation's largest electricity transmission system, a nearly 39,000-mile network that includes more 765-kilovolt extra-high voltage transmission lines than all other U.S. transmission systems combined.**

**The company owns approximately 208,000 miles of overhead and underground distribution lines.**

**AEP controls more than 8,300 railcars, 2,600 barges and 51 towboats and operates a coal-handling terminal with 20 million tons of capacity.**

**AEP's utility units operate as AEP Ohio, AEP Texas, Appalachian Power (in Virginia and West Virginia), AEP Appalachian Power (in Tennessee), Indiana Michigan Power, Kentucky Power, Public Service Company of Oklahoma, and Southwestern Electric Power Company (in Arkansas, Louisiana and east Texas).**

**The company is based in Columbus, Ohio.**

AMERICAN®
ELECTRIC
POWER

American Electric Power
1 Riverside Plaza
Columbus, OH 43215
614-716-1000
www.AEP.com

END